UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Venezuelan bolívares” or “Bs.” are to the Venezuelan bolívar, the legal currency of Venezuela. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates and Exchange Controls” of our annual report on Form 20-F for the year ended December 31, 2019 for information regarding exchange rates for the Argentine, Brazilian and Mexican currencies.

Definitions

In this report, unless the context otherwise requires, all references to “Arcos Dorados,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Arcos Dorados Holdings Inc., together with its subsidiaries. All references to “systemwide” refer only to the system of McDonald’s-branded restaurants operated by us or our franchisees in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the “Territories,” and do not refer to the system of McDonald’s-branded restaurants operated by McDonald’s Corporation, its affiliates or its franchisees (other than us).

We own our McDonald’s franchise rights pursuant to a Master Franchise Agreement for all of the Territories, except Brazil, which we refer to as the MFA, and a separate, but substantially identical, Master Franchise Agreement for Brazil, which we refer to as the Brazilian MFA. We refer to the MFA and the Brazilian MFA, as amended or otherwise modified to date, collectively as the MFAs. We commenced operations on August 3, 2007, as a result of our purchase of McDonald’s operations and real estate in the Territories (except for Trinidad and Tobago), which we refer to collectively as the “McDonald’s LatAm” business, and the acquisition of McDonald’s franchise rights pursuant to the MFAs, which together with the purchase of the McDonald’s LatAm business, we refer to as the “Acquisition.”

Financial Statements

We maintain our books and records in U.S. dollars and prepare our financial statements in accordance with accounting principles and standards generally accepted in the United States, or “U.S. GAAP.”

The financial information contained in this report is derived from our condensed consolidated interim financial statements at June 30, 2020 and December 31, 2019 and for the six months ended June 30, 2020 and 2019, which we filed with the SEC in a report on Form 6-K dated August 12, 2020 (second report on such day).

We were incorporated on December 9, 2010 as a direct, wholly owned subsidiary of Arcos Dorados Limited, the prior holding company for the Arcos Dorados business. On December 13, 2010, Arcos Dorados Limited effected a downstream merger into and with us, with us as the surviving entity. The merger was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the condensed consolidated interim financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since Arcos Dorados Limited was incorporated in July 2006.

Our fiscal year ends on December 31. References in this report to a fiscal year, such as “fiscal year 2019,” relate to our fiscal year ended on December 31 of that calendar year.

Operating Data

Our operating segments are composed of four geographic regions of operation: (i) the South Latin American division, or “SLAD”, which is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, (ii) the Caribbean division, which is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, (iii) Brazil and (iv) the North Latin American division, or “NOLAD,” which is comprised of Costa Rica, Mexico and Panama.

We operate McDonald’s-branded restaurants under two different operating formats: those directly operated by us, or “Company-operated” restaurants, and those operated by franchisees, or “franchised” restaurants. All references to “restaurants” are to our freestanding, food court, in-store and mall store restaurants and do not refer to our McCafé locations or Dessert Centers. Systemwide data represents measures for both our Company-operated restaurants and our franchised restaurants.

We are the majority stakeholder in two joint ventures with third parties that collectively own 15 restaurants in Argentina and Chile. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 10 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants.

Market Share and Other Information

Market data and certain industry forecast data used in this report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission, or the “SEC”, website) and industry publications, including the United Nations Economic Commission for Latin America and the Caribbean and the CIA World Factbook. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this report.

Basis of Consolidation

Our condensed consolidated interim financial statements have been prepared on the accrual basis of accounting and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Rounding

We have made rounding adjustments to some of the figures included in this report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified in “Item 3. Key Information—D. Risk Factors” of our annual report on Form 20-F for the year ended December 31, 2019. These risks and uncertainties include factors relating to:

◦	effects of the COVID-19 pandemic and private or government measures that could negatively affect the global economy and our markets’ economy and business;

•	changes in our liquidity or the availability of lines of credit and other sources of financing, including as a result of the COVID-19 pandemic;

•	general economic, political, demographic and business conditions in Latin America and the Caribbean;

•	fluctuations in inflation and exchange rates in Latin America and the Caribbean;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to compete and conduct our business in the future;

•	changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of health pandemics and food-borne illnesses such as COVID-19, “mad cow” disease and avian influenza or “bird flu,” and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;

•	the availability, location and lease terms for restaurant development;

•	our intention to focus on our restaurant reimaging plan;

•	our franchisees, including their business and financial viability and the timely payment of our franchisees’ obligations due to us and to McDonald’s;

•	our ability to comply with the requirements of the MFAs, including McDonald’s standards;

•	our decision to own and operate restaurants or to operate under franchise agreements;

•	the availability of qualified restaurant personnel for us and for our franchisees, and the ability to retain such personnel;

•	changes in commodity costs, labor, supply, fuel, utilities, distribution and other operating costs;

•	changes in labor laws;

•	our ability, if necessary, to secure alternative distribution of supplies of food, equipment and other products to our restaurants at competitive rates and in adequate amounts, and the potential financial impact of any interruptions in such distribution;

•	changes in government regulation;

•	material changes in tax legislation;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors” set forth in our annual report on Form 20-F for the year ended December 31, 2019.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

RECENT DEVELOPMENTS

Stock Dividend

In order to sustain the Company’s cash position during the unprecedented COVID-19 pandemic, on July 6, 2020, the Board of Directors cancelled the two remaining cash dividend payments of $0.03 cents per share each, scheduled for August 13 and December 10, 2020. On July 6, 2020 the Board of Directors approved a stock dividend distribution to all Class A and Class B shareholders. On August 12, 2020, the Company distributed a dividend of one (1) share for every seventy-five (75) shares held by its shareholders of record at the close of business on August 3, 2020. The total number of Class A shares issued from treasury was 2,723,614. The Company paid cash in lieu of fractional shares and used the Class A Shares’ closing price on the New York Stock Exchange on July 31, 2020 to calculate the cash payment.

Other Matters

We are in the process of converting Arcos Dourados Comércio de Alimentos Ltda., one of the Subsidiary Guarantors, from a limited liability company into a corporation. We expect this process to be complete during October 2020.

We are currently analyzing the possibility of establishing Curaçao as the tax domicile of the Company.

SELECTED FINANCIAL INFORMATION

The selected balance sheet data as of December 31, 2019, 2018, 2017, 2016 and 2015 and the income statement data for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 of Arcos Dorados Holdings Inc. are derived from our audited consolidated financial statements. The selected balance sheet data as of June 30, 2020 and the income statement data for the six months ended June 30, 2020 and 2019 derives from our unaudited condensed consolidated interim financial statements.

	For the six months ended June 30,		For the Years Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars, except for per share data)
Income Statement Data:
Sales by Company-operated restaurants	$867,244	$1,383,781	$2,812,287	$2,932,609	$3,162,256	$2,803,334	$2,930,379
Revenues from franchised restaurants	42,784	70,962	146,790	148,962	157,269	125,296	122,361
Total revenues	910,028	1,454,743	2,959,077	3,081,571	3,319,525	2,928,630	3,052,740
Company-operated restaurant expenses:
Food and paper	(313,501)	(495,618)	(1,007,584)	(1,030,499)	(1,110,240)	(1,012,976)	(1,037,487)
Payroll and employee benefits	(205,984)	(284,815)	(567,653)	(607,793)	(683,954)	(607,082)	(660,773)
Occupancy and other operating expenses	(313,722)	(397,146)	(799,633)	(803,539)	(842,519)	(752,428)	(793,622)
Royalty fees	(50,669)	(77,763)	(155,388)	(157,886)	(163,954)	(142,777)	(149,089)
Franchised restaurants—occupancy expenses	(19,952)	(35,708)	(61,278)	(67,927)	(69,836)	(55,098)	(54,242)
General and administrative expenses	(86,047)	(105,859)	(212,515)	(229,324)	(244,664)	(221,075)	(270,680)
Other operating (expenses) income, net	(4,566)	(768)	4,910	(61,145)	68,577	41,386	6,560
Total operating costs and expenses	(994,441)	(1,397,677)	(2,799,141)	(2,958,113)	(3,046,590)	(2,750,050)	(2,959,333)
Operating (loss) income	(84,413)	57,066	159,936	123,458	272,935	178,580	93,407
Net interest expense	(29,228)	(25,676)	(52,079)	(52,868)	(68,357)	(66,880)	(64,407)
(Loss) gain from derivative instruments	(462)	(430)	439	(565)	(7,065)	(3,065)	(2,894)
Gain from securities	12,952	—	—	—	—	—	—
Foreign currency exchange results	(36,440)	5,648	12,754	14,874	(14,265)	32,354	(54,032)
Other non-operating (expenses) income, net	(20)	(97)	(2,097)	270	(435)	(2,360)	(627)
(Loss) income before income taxes	(137,611)	36,511	118,953	85,169	182,813	138,629	(28,553)
Income tax expense	(4,295)	(13,857)	(38,837)	(48,136)	(53,314)	(59,641)	(22,816)
Net (loss) income	(141,906)	22,654	80,116	37,033	129,499	78,988	(51,369)
Less: Net loss (income) attributable to non-controlling interests	30	(69)	(220)	(186)	(333)	(178)	(264)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(141,876)	22,585	79,896	36,847	129,166	78,810	(51,633)
(Loss) earnings per share:
Basic net (loss) income per common share attributable to Arcos Dorados	$(0.69)	$0.11	$0.39	$0.18	$0.61	$0.37	$(0.25)
Diluted net (loss) income per common share attributable to Arcos Dorados	$(0.69)	$0.11	$0.39	$0.18	$0.61	$0.37	$(0.25)

	As of June 30,	As of December 31,
	2020	2019	2018	2017	2016	2015
		(in thousands of U.S. dollars, except for share data)
Balance Sheet Data:
Cash and cash equivalent	$122,103	$121,880	$197,282	$308,491	$194,803	$112,519
Total current assets	319,513	405,368	464,562	653,037	445,190	378,996
Property and equipment, net	787,524	960,986	856,192	890,736	847,966	833,357
Leases right of use asset, net	759,972	922,165	—	—	—	—
Total non-current assets	1,826,867	2,152,317	1,113,477	1,150,706	1,059,863	1,024,206
Total assets	2,146,380	2,557,685	1,578,039	1,803,743	1,505,053	1,403,202
Accounts payable	173,391	259,577	242,455	303,452	217,914	187,685
Short-term debt and current portion of long-term debt	160,695	16,529	4,192	4,359	28,099	163,740
Total current liabilities	592,147	595,447	493,312	605,583	548,308	577,314
Long-term debt, excluding current portion	620,480	623,575	626,424	629,142	551,580	491,327
Operating lease liabilities	721,142	861,582	—	—	—	—
Total non-current liabilities	1,387,506	1,540,672	691,968	702,018	605,169	538,998
Total liabilities	1,979,653	2,136,119	1,185,280	1,307,601	1,153,477	1,116,312
Total common stock	519,473	516,119	512,760	509,647	506,884	504,772
Total equity	166,727	421,566	392,759	496,142	351,576	286,890
Total liabilities and equity	2,146,380	2,557,685	1,578,039	1,803,743	1,505,053	1,403,202
Shares outstanding	204,536,460	204,070,029	205,232,247	211,072,508	210,711,224	210,538,896

	For the six months ended June 30,		For the Years Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$416,616	$670,062	$1,385,566	$1,345,453	$1,496,573	$1,333,237	$1,361,989
Caribbean division(1)	152,850	199,460	399,251	483,743	474,822	409,671	398,144
NOLAD	147,978	206,801	431,266	406,848	386,874	363,965	367,364
SLAD	192,584	378,420	742,994	845,527	961,256	821,757	925,243
Total	910,028	1,454,743	2,959,077	3,081,571	3,319,525	2,928,630	3,052,740
Operating Income
Brazil	$(10,047)	$60,581	$164,342	$159,511	$160,608	$122,636	$116,820
Caribbean division(1)	(10,205)	(1,337)	(1,100)	(49,567)	1,538	(12,392)	(40,102)
NOLAD	(10,509)	5,096	16,539	7,726	99,152	45,145	8,710
SLAD	(28,309)	20,899	42,410	53,777	71,718	66,359	78,022
Corporate and others and purchase price allocation	(25,343)	(28,173)	(62,255)	(47,989)	(60,081)	(43,168)	(70,043)
Total	(84,413)	57,066	159,936	123,458	272,935	178,580	93,407
Operating Margin(2)
Brazil	(2.4)%	9.0%	11.9%	11.9%	10.7%	9.2%	8.6%
Caribbean division(1)	(6.7)	(0.7)	(0.3)	(10.2)	0.3	(3.0)	(10.1)
NOLAD	(7.1)	2.5	3.8	1.9	25.6	12.4	2.4
SLAD	(14.7)	5.5	5.7	6.4	7.5	8.1	8.4
Total	(9.3)	3.9	5.4	4.0	8.2	6.1	3.1
Adjusted EBITDA(3)
Brazil	$22,072	$91,102	$227,844	$218,391	$218,172	$168,076	$174,102
Caribbean division(1)	1,800	8,139	24,955	(8,281)	40,844	18,049	2,059
NOLAD	1,023	15,751	39,027	32,313	33,717	36,288	31,424
SLAD	(16,125)	30,264	63,120	73,670	87,083	76,327	100,718
Corporate and others	(23,154)	(28,823)	(63,171)	(58,096)	(74,879)	(60,295)	(78,132)
Total	(14,384)	116,433	291,775	257,997	304,937	238,445	230,171
Adjusted EBITDA Margin(4)
Brazil	5.3%	13.6%	16.4%	16.2%	14.6%	12.6%	12.8%
Caribbean division(1)	1.2	4.1	6.2	(1.7)	8.6	4.4	0.5
NOLAD	0.7	7.6	9.0	7.9	8.7	10.0	8.6
SLAD	(8.4)	8.0	8.5	8.7	9.1	9.3	10.9
Total	(1.6)	8.0	9.9	8.4	9.2	8.1	7.5
Other Financial Data:
Working capital(5)	$(272,634)	$(139,540)	$(190,079)	$(28,750)	$47,454	$(103,118)	$(198,318)
Capital expenditures(6)	52,821	94,936	267,893	197,041	175,636	92,282	92,055
Dividends declared per common share	$0.11	$0.11	$0.11	$0.10	$—	$—	$—

	As of June 30,	As of December 31,
	2020	2019	2018	2017	2016	2015
Number of systemwide restaurants	2,291	2,293	2,223	2,188	2,156	2,141
Brazil	1,024	1,023	968	929	902	883
Caribbean division	335	336	337	350	353	356
NOLAD	530	530	524	519	517	518
SLAD	402	404	394	390	384	384
Number of Company-operated restaurants	1,613	1,580	1,540	1,546	1,553	1,588
Brazil	612	612	584	579	584	615
Caribbean division	283	251	251	263	266	267
NOLAD	368	364	362	363	365	364
SLAD	350	353	343	341	338	342
Number of franchised restaurants	678	713	683	642	603	553
Brazil	412	411	384	350	318	268
Caribbean division	52	85	86	87	87	89
NOLAD	162	166	162	156	152	154
SLAD	52	51	51	49	46	42

(1)	Currency devaluations in Venezuela may have had a significant effect on our income statements and have impacted the comparability of our income statements. See “Management’s Discussion and Analysis of Financial Condition—Foreign Currency Translation—Venezuela.”

(2)	Operating margin is operating income divided by total revenues, expressed as a percentage.

(3)	Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition—Key Business Measures.”

(4)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(5)	Working capital equals current assets minus current liabilities.

(6)	Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

	For the six months ended June 30,		For the Years Ended December 31,
Consolidated Adjusted EBITDA Reconciliation	2020	2019	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(141,876)	$22,585	$79,896	$36,847	$129,166	$78,810	$(51,633)
Plus (Less):
Net interest expense	29,228	25,676	52,079	52,868	68,357	66,880	64,407
(Loss) gain from derivative instruments	462	430	(439)	565	7,065	3,065	2,894
Gain from securities	(12,952)	—	—	—	—	—	—
Foreign currency exchange results	36,440	(5,648)	(12,754)	(14,874)	14,265	(32,354)	54,032
Other non-operating expenses (income), net	20	97	2,097	(270)	435	2,360	627
Income tax expense	4,295	13,857	38,837	48,136	53,314	59,641	22,816
Net (loss) income attributable to non-controlling interests	(30)	69	220	186	333	178	264
Operating (loss) income	(84,413)	57,066	159,936	123,458	272,935	178,580	93,407
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	65,623	59,268	123,218	105,800	99,382	92,969	110,715
Gains from sale or insurance recovery of property and equipment	(60)	(595)	(5,175)	(4,973)	(95,081)	(57,244)	(12,308)
Write-offs of property and equipment	666	694	4,733	4,167	8,528	5,776	6,038
Impairment of long-lived assets	3,800	—	8,790	18,950	17,564	7,697	12,343
Impairment of goodwill	—	—	273	167	200	5,045	679
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	—	—	—	—	—	—	210
Reorganization and optimization plan	—	—	—	11,003	—	5,341	18,346
2008 Long-Term Incentive Plan incremental compensation from modification	—	—	—	(575)	1,409	281	741
Adjusted EBITDA	(14,384)	116,433	291,775	257,997	304,937	238,445	230,171

RISK FACTORS

For a description of risks associated with the Company, see “Item 3. Key Information—D. Risk Factors” set forth in our most recent annual report on Form 20-F. Set out below is an additional risk factor which could have a material adverse effect on the Company’s business, operations, financial condition or prospects and cause future results to be materially different from expected results. The risk appearing below updates and supplements certain risks highlighted in our most recent annual report on Form 20-F. This risk should be read in conjunction with the risks appearing in our most recent annual report on Form 20-F and all of the other information appearing in this report and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that the Company faces. In addition, there may be additional risks that the Company currently considers not to be material or of which it is not currently aware, and any of these risks could have the effects set forth below. All of these factors are contingencies which may or may not occur and the Company is not in a position to express a view on the likelihood of any such contingency occurring.

Certain Factors Relating to Our Business

The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.

Since mid-March 2020, when the COVID-19 virus began to spread in Latin America and the Caribbean, operations in all our markets were significantly disrupted. Governments at the local, state and/or federal level in all countries in which we operate implemented measures intended to stem the spread of COVID-19. In order to comply with these government measures, some of our markets closed all restaurants for a period of time, especially from the end of March through the middle of April 2020. During that period, approximately 50% of our entire restaurant footprint was fully closed. Beginning in the middle of April 2020, we began steadily re-opening restaurants and were able to resume operating at least one sales channel, such as drive-thru, delivery and/or take out, in nearly 90% of our restaurants by the end of the second quarter of 2020. Importantly, due to ongoing concerns related to the COVID-19 pandemic, restaurant operations have remained limited including in terms of sales channels, operating hours and/or occupancy limits. There has also been an increase in unemployment in several countries as businesses close, and we expect discretionary spending by consumers to decline accordingly in the coming months as the full effects of the pandemic become clear. As a result of the foregoing, we experienced a significant decline in sales at our restaurants during the second quarter of 2020 and we expect to continue to see lower sales compared to prior year periods until such time as the pandemic is brought fully under control and consumer behavior normalizes. In addition, although our supply chain has not been materially impacted by the pandemic to date, any resurgence of the pandemic in one or more markets may lead to disruptions in our supply chain if our suppliers experience disruption of their operations due to the pandemic.

Moreover, in order to help our franchisees to mitigate the impacts of the disruption, we deferred a portion of franchisee rent payments in the six markets in which we have franchised restaurants until the fourth quarter of 2020. As of the date hereof, franchisees have already resumed making rent payments to us in almost all of our markets. Our franchisees also pay us continuing franchise fees, which we in turn pay to McDonald’s under the MFAs. We are responsible for paying any ongoing franchise fees to McDonald’s regardless of whether or not our franchisees are able to pay us. McDonald’s has agreed to defer all franchise fee payments, whether they are related to company-operated or franchisee-operated restaurants, for March, April, May, June and July 2020 sales until the first half of 2021. If we are unable to pay such franchise fees when they are due, or we have further difficulty meeting our obligations in coming months and McDonald’s does not provide additional deferrals or waivers, we will be in default under the MFAs.

The COVID-19 pandemic has negatively impacted our business and such impact could be material to our financial results, conditions and outlook. If we do not achieve profitability, our business and our ability to repay our financial obligations will be adversely affected.

We have benefitted from government programs designed to support workers and employers in response to the COVID-19 pandemic in several of the countries where we do business. These have included payroll tax, VAT and income tax deferral programs as well as paycheck protection programs. These programs have temporarily reduced our cash tax burden, primarily through payment deferrals, and helped to offset some of our payroll costs since the second quarter of 2020. We cannot predict the extent or duration of current or forthcoming programs, which we expect will expire or be terminated in the future.

Also, in connection with the COVID-19 pandemic, we have agreed with McDonald's to reduce the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020.

Regarding our liquidity, as of June 30, 2020, we had drawn $158 million of short-term indebtedness, including $10 million under each of our revolving credit facilities with JPMorgan and Bank of America. The increase in short-term indebtedness compared to December 31, 2019, was mainly incurred due to the negative impacts of COVID-19 pandemic on our business. On August 2, 2020, our committed revolving credit facility with Bank of America matured. The outstanding balance was repaid and the revolving credit facility was not renewed. In addition to our revolving credit facility with JPMorgan, we have significant short-term credit lines available in our main markets. Although we stabilized our cash flow around mid-April, through the short-term indebtedness previously mentioned coupled with initiatives to minimize outflows and the start of a recovery in sales, we may need to draw on our available lines in the future if our liquidity continues to be impacted by the COVID-19 pandemic and we are unable to find alternative sources of funding. In addition, we are required to remain compliant with certain financial ratios under our revolving credit facilities. For the six-month period ended June 30, 2020, our net debt to consolidated EBITDA ratio was 3.46, which exceeded the financial ratio limits under our revolving credit facility with JPMorgan. On July 13, 2020, we received a waiver for this revolving credit facility in respect of prior non-compliance with such ratio requirement, as long as the ratio remains lower than 4.25 as of June 30, 2020, and 8.15 as of September 30, 2020. As consideration for this waiver, we agreed to maintain unrestricted cash, cash equivalents and/or marketable securities in a minimum aggregate amount equal to $50 million during the waiver period. If we are unable to comply with the conditions of the waiver or to obtain further waivers for future non-compliance with any terms of the revolving credit facility, we will be in default, in which case the lenders may declare any drawn amounts to be immediately due and payable.

Moreover, the spread of the COVID-19 pandemic has led to disruption and volatility in the financial markets, which is likely to increase our cost of capital and may make it more difficult for us to obtain additional financing.

As a consequence of the negative impacts of the spread of COVID-19 on our operations, the Company was not in compliance with the MFAs’ requirement to maintain a minimum fixed charge coverage ratio equal to or greater than 1.50 and a maximum leverage ratio, which measures our rent-adjusted debt to our EBITDA plus certain capital and synthetic lease obligations, of 4.25 during the six-month period ended June 30, 2020. McDonald’s Corporation granted us limited waivers from these requirements for the period from June 30, 2020 through and including December 31, 2021. We cannot guarantee that we will be able to meet our quarterly financial ratios or obtain additional waivers for any period beginning after December 31, 2021. In addition, we currently have certain letters of credit in place that guarantee our obligations under the MFAs. Although we were in compliance with our ratios under our letters of credit in the second quarter of 2020, we may not be in compliance with them in the third and fourth quarters of 2020. Although we do not have any amounts outstanding under them at this time, certain of our lenders may terminate these letters of credit if we do not meet certain ratios thereunder or if we are in default under our other indebtedness, among other reasons. In September 2020, we received a waiver from each of our lenders under these letters of credit for compliance with the applicable ratios. If we are unable to comply with the conditions of the waivers or to obtain further waivers for future non-compliance with any terms of the letters of credit and our lenders terminate our letters of credit, we would be in breach of our obligations under the MFAs, if we cannot replace the instrument or use cash as collateral.

Furthermore, we have agreed with McDonald’s to withdraw our previously approved 2020-2022 restaurant opening plan and reinvestment plan and we do not expect to finalize a revised 2020-2022 plan at least until the COVID-19 outbreak is under control. If we are unable to meet our commitments under a future plan and we are unable to reach an agreement on revised terms of the restaurant opening plan and reinvestment plan or are otherwise unable to obtain a waiver from McDonald’s, we will be in default under the terms of the MFAs. Moreover, any increase in the cost of capital may negatively impact our other capital expenditure projects in process in 2020.

Regarding impairment of long-lived assets, as the significance and duration of the disruption to our business varied across the Territories, we evaluated the impact of the COVID-19 outbreak on each Territory and performed additional tests in Argentina, Colombia, Peru, Aruba, Mexico, Trinidad and Tobago, the U.S. Virgin Islands, Ecuador and Venezuela. As a result, we recorded a loss amounting to $3.8 million for the six-month period ended June 30, 2020. The duration and scope of the COVID-19 outbreak cannot be predicted at this time, and we expect to continue to experience these significant disruptions until the outbreak is brought under control.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL  CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated interim financial statements, included in our report on Form 6-K filed on August 12, 2020.

 The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements”.

Overview

We are the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 3.99% of McDonald’s global sales in 2019. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of June 30, 2020, we operated or franchised 2,291 McDonald’s-branded restaurants, which represented 6.3% of McDonald’s total franchised restaurants worldwide. In the first half of 2020 and 2019, we accrued $ 50.7 million and $77.8 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our franchisees).

We operate in the quick-service restaurant or QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.

We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of June 30, 2020, of our 2,291 McDonald’s-branded restaurants in the Territories, 1,613 (or 70.4%) were Company-operated restaurants and 678 (or 29.6%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 494 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 10 of our restaurants.

Segment Presentation

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.

As of June 30, 2020, 45 % of our restaurants were located in Brazil, 17 % in SLAD, 23 % in NOLAD and 15 % in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

We are required to report information about operating segments in our financial statements in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are those that are based on our method of internal reporting, and we manage our business and operations through our four geographical divisions (Brazil, the Caribbean division, NOLAD and SLAD). The accounting policies of the segments are the same as those for the Company on a consolidated basis.

Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements.

These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In the six months ended June 30, 2020, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.3% and 4.7% of our total revenues, respectively. In the six months ended June 30, 2019, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.1% and 4.9% of our total revenues, respectively.

Operating Costs & Expenses

Our sales are heavily influenced by brand advertising, menu selection and initiatives to improve restaurant operations. Sales are also affected by the timing of restaurant openings and closures. We do not record sales from our franchised restaurants as revenues.

Company-operated restaurants incur four types of operating costs and expenses:

•	food and paper costs, which represent the costs of the products that we sell to customers in Company-operated restaurants;

•	payroll and employee benefit costs, which represent the wages paid to Company-operated restaurant managers and crew, as well as the costs of benefits and training, and which tend to increase as we increase sales;

•	occupancy and other operating expenses, which represent all other direct costs of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent, which are generally tied to sales and therefore increase as we increase our sales, outside services, such as security and cash collection, building and leasehold improvement depreciation, depreciation on equipment, repairs and maintenance, insurance, restaurant operating supplies and utilities; and

•	royalty fees, representing the continuing franchise fees we pay to McDonald’s pursuant to the MFAs, which are determined as a percentage of gross product sales.

Franchised restaurant occupancy expenses include, mainly, as applicable, the costs of depreciating and maintaining the land and buildings upon which franchised restaurants are situated or the cost of leasing that property. A significant portion of our leases establish that rent payments are based on the greater of a flat fee or a specified percentage of the restaurant’s sales.

We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our franchisees are generally required to pay us a certain percentage of their sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated income statement. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico. In connection with the COVID-19 outbreak, we have agreed with McDonald's to reduce the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020.

General and administrative expenses include the cost of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.

Other operating expenses, net, includes gains and losses on asset acquisitions and dispositions, gains related to sales of restaurant businesses, write-offs of property and equipment, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, accrual for contingencies, write-offs and write-downs of inventory, recovery of taxes and other miscellaneous items.

Other Line Items

Net interest expense primarily includes interest expense on our short-term and long-term debt as well as the amortization of deferred financing costs.

Loss from derivative instruments relates primarily to the results of derivatives that are not designated for hedge accounting.

Gain from securities relates to transactions with certain securities.

Foreign currency exchange results relate to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”

Other non-operating expenses, net, primarily include contingencies, certain results related to tax credits, asset taxes that we are required to pay in certain countries and other non-operating charges.

Income tax expense includes both current and deferred income taxes. Current income taxes represent the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

Net loss (income) attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 15 restaurants at June 30, 2020 (15 restaurants at June 30, 2019).

Impact of Inflation and Changing Prices

Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During the six months ended June 30, 2020 and 2019, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase prices to keep pace with inflation.

The Venezuelan market is also subject to price controls, which limit our ability to increase prices to offset the impact of continuing high inflation on our operating costs. Although we managed to navigate the negative impact of the price controls on our operations from 2016 through the first half of 2020, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth.

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, comparable sales growth, systemwide data and constant currency measures.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction and natural disasters. With respect to restaurants where there are changes in ownership, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period for the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.

We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means that sales in local currencies, including the Argentine peso and Venezuelan bolivar, are converted to U.S. dollar using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures, which are considered to be non-GAAP measures, provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations.

Company-operated comparable sales growth refers to comparable sales growth for Company-operated restaurants and franchised comparable sales growth refers to comparable sales growth for franchised restaurants. We believe comparable sales growth is a key indicator of our performance, as influenced by our strategic initiatives and those of our competitors.

Average Restaurant Sales

Average restaurant sales, or ARS, is an important measure of the financial performance of our systemwide restaurants and changes in the overall direction and trends of sales. ARS is calculated by dividing the sales for the relevant period by the arithmetic mean of the number of restaurants at the beginning and end of such period. ARS is influenced mostly by comparable sales performance and restaurant openings and closures. As ARS is provided in nominal terms, it is affected by movements in foreign currency exchange rates.

Sales Growth

Sales growth refers to the change in sales by all restaurants, whether operated by us or by franchisees, from one period to another. We present sales growth both in nominal terms and on a constant currency basis, which means the latter is calculated by converting sales in local currencies, including the Argentine peso and Venezuelan bolivar, to U.S. dollar using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.

Adjusted EBITDA

We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating (loss) income plus depreciation and amortization plus/minus the following losses/gains included within other operating (expenses) income, net, and within general and administrative expenses in our statement of (loss) income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; stock-based compensation related to the special awards in connection with the initial public offering, under the 2011 Equity Incentive Plan; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we exclude gains from sale or insurance recovery of property and equipment not related to our core business; write-offs of property and equipment and impairment of long-lived assets and goodwill that do not result in cash payments; stock-based compensation related to the special awards under the 2011 Equity Incentive Plan; reorganization and optimization plan expenses; and incremental compensation expense related to the modification of our 2008 long-term incentive plan. While a GAAP measure for purposes of our segment reporting, Adjusted EBITDA is a non-GAAP measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance.

Systemwide data

Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 70.4% of our systemwide restaurants are Company-operated as of June 30, 2020.

Foreign Currency Translation

The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC 830, Foreign Currency Matters. Except for our Venezuelan and Argentine operations, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than our functional currencies in our consolidated income statement.

Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of each of these subsidiaries are remeasured as if its functional currency was the reporting currency of the relevant subsidiary’s immediate parent company (U.S. dollars for Venezuelan operations and Brazilian reais (“BRL”) for Argentine operations). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment component of “Accumulated other comprehensive loss” within shareholders’ equity.

Venezuela

Venezuela’s exchange rate system is administered by the Central Bank of Venezuela, and currently consists of a unified foreign exchange market called DICOM, which operates through an auction mechanism and which was introduced in February 2018, replacing the previous dual exchange rate system. During 2018, the Company accessed to DICOM at an exchange rate greater than the one published by the governmental authorities. This rate is considered for remeasurement purposes.

As of June 30, 2020, the Company did not have a material monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate. In addition, our Venezuelan subsidiary's non-monetary assets were $11.7 million (mainly fixed assets).

Critical Accounting Policies and Estimates

This management’s discussion and analysis of financial condition and results of operations are based upon our condensed consolidated interim financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions.

We consider an accounting estimate to be critical if:

•	the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on our financial condition or operating performance is material.

We believe that of our significant accounting policies, the following encompass a higher degree of judgment and/or complexity.

Depreciation of Property and Equipment

Accounting for property and equipment involves the use of estimates for determining the useful lives of the assets over which they are to be depreciated. We believe that the estimates we make to determine an asset’s useful life are critical accounting estimates because they require our management to make estimates about technological evolution and competitive uses of assets. We depreciate property and equipment on a straight-line basis over their useful lives based on management’s estimates of the period over which these assets will generate revenue (not to exceed the lease term plus renewal options for leased property). The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. We periodically review these lives relative to physical factors, economic considerations and industry trends. If there are changes in the planned use of property and equipment, or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense or write-offs in future periods. No significant changes to useful lives have been recorded in the past. A significant change in the facts and circumstances that we relied upon in making our estimates may have a material impact on our operating results and financial condition.

Impairment of Long-Lived Assets and Goodwill

We review long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use assets, net) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We review goodwill for impairment annually, primarily during the fourth quarter. In assessing the recoverability of our long-lived assets and goodwill, we consider changes in economic conditions and make assumptions regarding, among other factors, estimated future cash flows by market and by restaurant, discount rates by country and the fair value of the assets. Estimates of future cash flows are highly subjective judgments based on our experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales.

The spread of COVID-19 has disrupted our operations in Latin America and the Caribbean. The significance and duration of the disruption has been different among the Territories. We evaluated the impact of the COVID-19 pandemic on each Territory and in particular performed additional impairment tests of long-lived assets in Argentina, Colombia, Peru, Aruba, Mexico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix, Ecuador and Venezuela. As a result of the impairment tests, we recorded an impairment charge of $3.8 million within Other operating expenses, net for the six-month period ended June 30, 2020.

While the extent and duration of the economic fallout from the COVID-19 pandemic remains unclear, we are monitoring the situation closely and if our estimates or underlying assumptions change in the future, we may be required to record additional impairment charges.

Leasing Arrangements

The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and Dessert Center locations. The right-of-use assets and lease liabilities reflect the present value of the future minimum lease payments, which include renewal options provided by the agreement or government regulations, as they are reasonably certain to be exercised. Typically, renewal options are considered reasonably assured of being exercised if the associated asset lives of the building or leasehold improvements exceed the initial lease term, and the sales performance of the restaurant remains strong. Therefore, its associated payments are included in the measurement of the right-of-use asset and lease liability. As the interest rate implicit in the Company’s leases was not readily determinable, the Company utilizes its incremental borrowing rate to discount the lease payments.

Due to the negative impact of COVID-19 on our operations, we have received several concessions from our lessors. We decided not to evaluate whether the potential concessions are lease modifications under ASU No. 2016-02, Leases (Topic 842) according to the interpretive guidance issued by the FASB staff in April 2020.

Accounting for Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of June 30, 2020 amounted to $174.9 million. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In the six months ended June 30, 2020 we recognized net gains amounting to $19.5 million. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The Company assesses the likelihood of any adverse judgments or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position.

As of June 30, 2020, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities, in an amount of $137 million, related to assessments for the fiscal years 2009 to 2014. No formal claim has been made for fiscal years within the statute of limitations by tax authorities in any of the mentioned matters. However, those years are still subject to audit and claims may be asserted in the future.

It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess its tax positions because the outcome of tax audits cannot be predicted with certainty. While the Company cannot estimate the impact that new information may have on its unrecognized tax benefit balance, it believes that the liabilities recorded are appropriate and adequate as determined under ASC 740.

Provision for Contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. Accounting for contingencies involves the use of estimates for determining the probability of each contingency and the estimated amount to settle the obligation, including related costs. We accrue liabilities when it is probable that future costs will be incurred and the costs can be reasonably estimated. The accruals are based on all the information available at the issuance date of the financial statements, including our estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling similar matters. If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to our condensed consolidated interim financial statements. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

See Note 8 to our condensed consolidated interim financial statements for the period ended June 30, 2020.

Results of Operations

We have based the following discussion on our condensed consolidated interim financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

In a number of places in this interim report, in order to analyze changes in our business from period to period, we present our results of operations and financial condition on a constant currency basis, which is considered to be a non-GAAP measure. Constant currency results isolate the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of appreciation and depreciation of local currencies in the Territories against the U.S. dollar because we believe that doing so is useful in understanding the development of our business. For these purposes, we eliminate the effect of movements in the exchange rates by converting the balances in local currency for both periods being compared from their local currencies to the U.S. dollar using the same exchange rate.

Key Business Measures

The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases/(decreases):

	Sales		Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Six Months Ended June 30,		For the Six Months Ended June 30,		For the Six Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020 (1)	2019 (3)	2020 (1)	2019 (3)	2020 (2)	2019 (4)
	(in thousands of U.S. Dollar, except percentages)
Sales by Company-operated restaurants	867,244	1,383,781	(37.3)%	(9.3)%	(21.7)%	4,928.1%	(24.5)%	5,002.9%
Franchised sales(5)	352,140	574,166	(38.7)%	(8.5)%	(16.9)%	11,507.8%	(18.0)%	11,354.9%
Systemwide sales	1,219,384	1,957,947	(37.7)%	(9.1)%	(20.3)%	6,845.4%	(22.7)%	6,891.4%

(1)	In nominal terms, systemwide sales decreased during the six months ended June 30, 2020 due to a 22.7% decrease in comparable sales, mainly as a result of the COVID-19 pandemic, which affected traffic in all divisions, and due to the negative impact of the depreciation of currencies mainly in Venezuela, Argentina and Brazil against the U.S. dollar. We had 1,613 Company-operated restaurants and 678 franchised restaurants as of June 30, 2020, compared to 1,541 Company-operated restaurants and 688 franchised restaurants as of June 30, 2019.

(2)	Our comparable sales decrease on a systemwide basis in the six months ended June 30, 2020 was driven by the decline in traffic due to the COVID-19 pandemic in the Territories. Venezuela was the only market that ended the period with positive comparable sales, which resulted mainly from price increases driven by the hyperinflation.

(3)	In nominal terms, sales decreased during the six months ended June 30, 2019 due to the negative impact of the depreciation of currencies mainly in Venezuela, Argentina and Brazil against the U.S. dollar. This was partly offset by comparable sales growth of 6,891.4%, mainly as a result of hyperinflation in Venezuela and the net addition of 41 restaurants systemwide since January 31, 2018. We had 1,541 Company-operated restaurants and 688 franchised restaurants as of June 30, 2019, compared to 1,543 Company-operated restaurants and 648 franchised restaurants as of June 30, 2018.

(4)	Our comparable sales growth on a systemwide basis in the six months ended June 30, 2019 was driven by the increase in average check, which resulted mainly from price increases in Venezuela (driven by the hyperinflation) and in Argentina and from increased traffic at our restaurants.

(5)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

By division

	Sales		Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Six Months Ended June 30,		For the Six Months Ended June 30,		For the Six Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019	2020	2019	2020	2019
	(in thousands of U.S. Dollars, except percentages)
Sales by Company-operated restaurants:
Brazil	$384,312	$620,955	(38.1)%	(2.1)%	(23.8)%	10.2%	(26.1)%	9.4%
Caribbean division	151,729	195,045	(22.2)%	(24.2)%	7.0%	29,145.5%	(2.9)%	29,652.7%
NOLAD	142,027	197,018	(27.9)%	5.2%	(26.7)%	7.3%	(28.6)%	6.1%
SLAD	189,176	370,763	(49.0)%	(17.0)%	(30.5)%	27.2%	(32.7)%	25.6%
Total Sales by Company-operated restaurants	867,244	1,383,781	(37.3)%	(9.3)%	(21.7)%	4,928.1%	(24.5)%	5,002.9%
Franchised-sales:(3)
Brazil	258,157	399,347	(35.4)%	2.9%	(20.4)%	15.9%	(25.3)%	9.0%
Caribbean division	9,065	32,991	(72.5)%	(59.9)%	73.5%	87,641.4%	889.0%	87,627.4%
NOLAD	53,752	81,830	(34.3)%	7.3%	(30.5)%	7.7%	(31.2)%	4.5%
SLAD	31,166	59,998	(48.1)%	(25.7)%	(24.8)%	25.6%	(27.2)%	25.5%
Total Franchised sales	352,140	574,166	(38.7)%	(8.5)%	(16.9)%	11,507.8%	(18.0)%	11,354.9%
Systemwide sales:
Brazil	642,469	1,020,302	(37.0)%	(0.2)%	(22.5)%	12.4%	(25.8)%	9.2%
Caribbean division	160,794	228,036	(29.5)%	(32.8)%	16.6%	43,320.0%	16.9%	43,888.6%
NOLAD	195,779	278,848	(29.8)%	5.8%	(27.8)%	7.4%	(29.4)%	5.7%
SLAD	220,342	430,761	(48.8)%	(18.3)%	(29.7)%	26.9%	(31.9)%	25.6%
Total Systemwide sales	1,219,384	1,957,947	(37.7)%	(9.1)%	(20.3)%	6,845.4%	(22.7)%	6,891.4%

	Sales		Number of restaurants		Average restaurant sales
	For the Six Months Ended June 30,		For the Six Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019	2020	2019
	(in thousands of U.S. dollars, except for number of restaurants)
Sales by Company-operated restaurants	$867,244	$1,383,781	1,613	1,541	$543	$898
Franchised sales(3)	$352,140	$574,166	678	688	$506	$838
Systemwide sales	$1,219,384	$1,957,947	2,291	2,229	$532	$880

(1)	Our ARS decreased in the six months ended June 30, 2020 due to a decrease in traffic as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic in all divisions and the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil, against the U.S. dollar. This was partially offset by average check growth of 34.3%, mainly driven by Venezuela’s hyperinflation and higher inflation in Argentina.

(2)	Our ARS decreased in the six months ended June 30, 2019 due to the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil, against the U.S. dollar. This was partially offset by comparable sales growth of 5,002.9%, mainly driven by Venezuela’s hyperinflation.

(3)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Set forth below are our results of operations for the six months ended June 30, 2020 and 2019.

	For the Six Months Ended June 30,
	2020	2019	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$867,244	$1,383,781	(37.3)%
Revenues from franchised restaurants	$42,784	$70,962	(39.7)%
Total revenues	$910,028	$1,454,743	(37.4)%
Company-operated restaurant expenses:
Food and paper	$(313,501)	$(495,618)	(36.7)%
Payroll and employee benefits	$(205,984)	$(284,815)	(27.7)%
Occupancy and other operating expenses	$(313,722)	$(397,146)	(21.0)%
Royalty fees	$(50,669)	$(77,763)	(34.8)%
Franchised restaurants – occupancy expenses	$(19,952)	$(35,708)	(44.1)%
General and administrative expenses	$(86,047)	$(105,859)	(18.7)%
Other operating expenses, net	$(4,566)	$(768)	494.5%
Total operating costs and expenses	$(994,441)	$(1,397,677)	(28.9)%
Operating (loss) income	$(84,413)	$57,066	(247.9)%
Net interest expense	$(29,228)	$(25,676)	13.8%
Loss from derivative instruments	$(462)	$(430)	7.4%
Gain from securities	$12,952	$—	100%
Foreign currency exchange results	$(36,440)	$5,648	(745.2)%
Other non-operating expenses, net	$(20)	$(97)	(79.4)%
(Loss) income before income taxes	$(137,611)	$36,511	(476.9)%
Income tax expense	$(4,295)	$(13,857)	(69.0)%
Net (loss) income	$(141,906)	$22,654	(726.4)%
Less: Net loss (income) attributable to non-controlling interests	$30	$(69)	(143.5)%
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(141,876)	$22,585	(728.2)%

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in the six months ended June 30, 2020 and 2019.

Systemwide Restaurants	For the Six Months Ended June 30,
	2020	2019
Systemwide restaurants at beginning of period	2,293	2,223
Restaurant openings	6	12
Restaurant closings	(8)	(6)
Systemwide restaurants at end of period	2,291	2,229

Company-Operated Restaurants	For the Six Months Ended June 30,
	2020	2019
Company-operated restaurants at beginning of period	1,580	1,540
Restaurant openings	2	7
Restaurant closings	(7)	(5)
Net conversions of franchised restaurants to Company-operated restaurants	38	(1)
Company-operated restaurants at end of period	1,613	1,541

Franchised Restaurants	For the Six Months Ended June 30,
	2020	2019
Franchised restaurants at beginning of period	713	683
Restaurant openings	4	5
Restaurant closings	(1)	(1)
Net conversions of franchised restaurants to Company-operated restaurants	(38)	1
Franchised restaurants at end of period	678	688

Revenues

	For the Six Months Ended June 30,
	2020	2019	% Increase (Decrease)
Sales by Company-operated restaurants
Brazil	$384,312	$620,955	(38.1)%
Caribbean division	$151,729	$195,045	(22.2)%
NOLAD	$142,027	$197,018	(27.9)%
SLAD	$189,176	$370,763	(49.0)%
Total	$867,244	$1,383,781	(37.3)%
Revenues from franchised restaurants
Brazil	$32,304	$49,107	(34.2)%
Caribbean division	$1,121	$4,415	(74.6)%
NOLAD	$5,951	$9,783	(39.2)%
SLAD	$3,408	$7,657	(55.5)%
Total	$42,784	$70,962	(39.7)%
Total revenues
Brazil	$416,616	$670,062	(37.8)%
Caribbean division	$152,850	$199,460	(23.4)%
NOLAD	$147,978	$206,801	(28.4)%
SLAD	$192,584	$378,420	(49.1)%
Total	$910,028	$1,454,743	(37.4)%

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants decreased by $516.5 million, or 37.3%, from $1,383.8 million in the six months ended June 30, 2019 to $867.2 million in the same period in 2020. This decrease was mainly driven by a decrease in traffic in the Territories as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which led to a decrease in comparable sales by Company-operated restaurants of $342.7 million. In addition, the depreciation of currencies against the U.S. dollar caused sales to decline by $216.4 million, mainly in Brazil, Argentina and Venezuela. This was partially offset by the net addition of 43 restaurants coupled with the conversion of 30 franchised restaurants into Company-operated restaurants, which contributed $42.6 million to sales.

In Brazil, sales by Company-operated restaurants decreased by $236.6 million, or 38.1%, to $384.3 million. This decrease was mainly driven by a decrease in traffic in Brazil as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which led to a decrease in comparable sales of $160.4 million. In addition, the depreciation of the Brazilian real against the U.S. dollar decreased sales by $88.7 million. The division opened 35 net restaurants since January 1, 2019 and 7 Company-operated restaurants were converted into franchised restaurants since January 1, 2019. This contributed to a sales increase of $12.5 million.

Additionally, in the Caribbean division, sales by Company-operated restaurants decreased by $43.3 million, or 22.2%, to $151.7 million. The hyperinflationary environment and the sharp currency depreciation in Venezuela caused a $3.4 million net negative impact on sales by Company-operated restaurants in the six months ended June 30, 2020, compared to the same period in 2019. In the other markets in the Caribbean division, sales by Company-operated restaurants decreased by $39.9 million mainly due to a decrease in traffic in the Caribbean division as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which led to a decrease in comparable sales of $55.4 million, together with the depreciation of currencies against the U.S. dollar, which decreased sales by $4.6 million. This was partially offset by the conversion of 33 franchised restaurants into Company-operated restaurants, partly offset by the closing of 1 Company-operated restaurant since January 1, 2019, which contributed $20.0 million to sales.

In NOLAD, sales by Company-operated restaurants decreased by $55.0 million, or 27.9%, to $142.0 million. This was a consequence of comparable sales decrease of 28.6%, driven by a decrease in traffic in the NOLAD division as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which contributed $55.5 million to the decrease in sales. The currencies depreciation against the U.S. dollar, also contributed to the decrease in sales by $2.4 million. This decrease was partly offset by the net opening of 5 restaurants and the conversion of 1 franchised restaurant into a Company-operated restaurant since January 1, 2019, which had a positive impact of $2.9 million in sales.

In SLAD, sales by Company-operated restaurants decreased by $181.6 million, or 49.0%, to $189.2 million. This decrease was mainly driven by a decrease in traffic in the SLAD division as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which led to a decrease in comparable sales of $120.3 million, coupled with the depreciation of currencies against the U.S. dollar, in particular the Argentine peso, which caused sales to decrease by $68.5 million. This was partially offset by the net opening of 4 restaurant and the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2019, which contributed $7.2 million to the increase in sales.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants decreased by $28.2 million, or 39.7%, from $71.0 million in the six months ended June 30, 2019 to $42.8 million in the same period in 2020. The decrease in revenues was mainly driven by a decrease in traffic in the Territories as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which caused revenues to decrease by $11.3 million, coupled with the depreciation of currencies against U.S. dollar, which caused revenues to decrease by $15.9 million. In addition, the decrease in rent income to support franchisees during the COVID-19 pandemic had a $1.3 million negative effect. This was partially offset by the net opening of 25 franchised restaurants but offset by the conversion of 30 franchised restaurants into Company-operated restaurants, increasing revenues by $0.3 million.

In Brazil, revenues from franchised restaurants decreased by $16.8 million, or 34.2%, to $32.3 million primarily due to comparable sales decrease of 25.3% due to a decrease in traffic in Brazil as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which decreased revenues by $12.8 million. Also, depreciation of the real against the U.S. dollar decreased revenues by $7.5 million. This was partially offset by the net opening of 21 franchised restaurants and the conversion of 7 Company-operated restaurants into franchised restaurants, since January 1, 2019, which caused revenues from franchised restaurants to increase by $2.6 million. In addition, an increase in rental income as a percentage of sales improved revenues by $0.9 million.

In the Caribbean division, revenues from franchised restaurants decreased by $3.3 million, or 74.6%, to $1.1 million. The conversion of all 33 franchised restaurants into Company-operated restaurants in Puerto Rico and the net closure of 1 franchised restaurant caused non-comparable sales and rental income to decrease, which led to a decrease in revenues of $2.5 million and $0.3 million respectively. In addition, the sharp currency depreciation in Venezuela offset the hyperinflationary environment causing a $0.5 million net negative impact on revenues from franchised restaurants.

In NOLAD, revenues from franchised restaurants decreased by $3.8 million, or 39.2%, to 6.0 million. This decrease was a result of comparable sales decline of 31.2% due to a decrease in traffic in the NOLAD division as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which resulted in a $2.8 million decrease in revenues, coupled with a decrease in rental income as a percentage of sales causing revenues to decrease by $0.7 million. In addition, depreciation of currencies against the U.S. dollar decreased revenues by $0.3 million.

In SLAD, revenues from franchised restaurants decreased by $4.2 million, or 55.5%, to $3.4 million. This decrease was caused by a comparable sales decline due to a decrease in traffic in the SLAD division as a result of lockdowns and capacity limits at our restaurants due to the COVID-19 pandemic, causing revenues to decrease by $1.7 million. In addition, the depreciation of the Argentine peso against the U.S. dollar represented a decrease in revenues of $1.1 million, together with the depreciation of other currencies, which had an additional negative impact of $0.4 million. Also, to support franchisees during the COVID-19 pandemic, we deferred rental payments and renegotiated rents with our franchisees, which caused rental income to decrease as a percentage of sales in the division, and reduced revenues by $1.1 million. This was partially offset by the net opening of 4 restaurants since January 1, 2019, which was partially offset by the conversion of 3 franchised restaurants into Company-operated restaurants that caused revenues to increase by $0.1 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs decreased by $182.1 million, or 36.7%, to $313.5 million in the six months ended June 30, 2020, as compared to the same period in 2019, due to the decrease in sales and the depreciation of currencies. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased from 35.8% to 36.1%.

In Brazil, food and paper costs decreased by $76.9 million, or 36.2% to $135.9 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 1.1 percentage points to 35.4%, primarily as a result of higher cost increase than price increase in the division, together with an unfavorable product mix.

In the Caribbean division, food and paper costs decreased by $14.1 million, or 20.4%, to $54.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.8 percentage points to 36.1%, primarily due to cost increases above price increases, mainly in Colombia and also caused by an unfavorable product mix in Venezuela.

In NOLAD, food and paper costs decreased by $22.3 million, or 29.2%, to $54.2 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.7 percentage points to 38.2%. Decline in food and paper costs in NOLAD were primarily driven by a favorable product mix in Costa Rica and Mexico.

In SLAD, food and paper costs decreased by $68.8 million, or 50.1%, to $68.6 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.8 percentage point to 36.3%, mainly due to higher price increases than cost increases mainly in Argentina, coupled with a favorable product mix in Chile and Uruguay.

Payroll and Employee Benefits

Our total payroll and employee benefits costs decreased by $78.8 million, or 27.7%, to $206.0 million in the six months ended June 30, 2020, as compared to the same period in 2019. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 3.2 percentage points to 23.8%. The increase is mostly attributable to depreciation of currencies and lower productivity of our employees, as the Company is required to pay its employees a minimum number of hours, that varies across different markets, which is higher than the number of hours required due to the current decrease in traffic, as well as higher management payroll in every division, explained by a decrease in traffic in the Territories. The decrease in traffic in both cases was due to lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which led to lower absorption of fixed costs. This was partly offset by an average check increase above regular crew hour rates, which increased in most markets.

In Brazil, payroll and employee benefits costs decreased by $41.8 million, or 31.3%, to $91.9 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 2.4 percentage points to 23.9%, mainly as a result of lower productivity due to a decrease in traffic in the division as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic. In addition, management payroll costs increased as a percentage of sales due to the decrease in sales, also driven by the COVID-19 pandemic.

In the Caribbean division, payroll and employee benefits costs decreased by $3.4 million, or 8.1%, to $38.2 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 3.9 percentage points to 25.2%, mainly due to a decrease in traffic in the division as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, that had a negative impact in sales, decreasing productivity and increasing management payroll in the division, mainly in Colombia.

In NOLAD, payroll and employee benefits costs decreased by $5.4 million, or 16.6%, to $26.8 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 2.6 percentage points to 18.9%, mainly due to a decrease in productivity in Mexico and Panama, coupled with an increase in management payroll as a percentage of sales due to lower sales in the division, all related to a decrease in traffic in the division as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic. In Costa Rica, the increase in average check above regular crew hour rate was offset by the decline in productivity.

In SLAD, payroll and employee benefits costs decreased by $28.3 million, or 36.6%, to $49.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased by 5.1 percentage points to 26.0% mainly as a result of a decrease in traffic in the division as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which had a negative impact in sales, increasing management payroll and decreasing productivity.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses decreased by $83.4 million, or 21.0%, to $313.7 million in the six months ended June 30, 2020, as compared to the same period in 2019. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 7.5 percentage points to 36.2%, mainly due to the decrease in sales due to the COVID-19 pandemic, which led to lower absorption of fixed costs. Additionally, there were higher depreciation and amortization expenses in Brazil and Uruguay, coupled with higher delivery costs and utilities expenses in Brazil and Argentina. This was partially offset by a reduction of advertising and promotion expenses by 1.0 percentage points of sales in every market, according to an agreement we entered into with McDonald's at the beginning of the pandemic, in order to reduce our advertising and promotion spending for the year.

In Brazil, occupancy and other operating expenses decreased by $37.8 million, or 21.8%, to $135.9 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 7.4 percentage points to 35.4%, due to the COVID-19 pandemic, which led to lower sales that had a negative impact on the absorption of fixed costs, mainly utilities and occupancy expenses. This decrease was also caused by higher delivery costs due to a higher participation of delivery in sales driven by circulation restrictions. In addition, there was higher depreciation and amortization related to the reinvestment plan and to the opening of restaurants and Dessert Centers.

In the Caribbean division, occupancy and other operating expenses decreased by $7.0 million, or 12.0%, to $51.0 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 3.9 percentage points to 33.6%, mainly due to the COVID-19 pandemic, which led to lower sales, and had a negative impact on fixed costs such as utilities expenses, coupled with higher delivery costs in Colombia and Puerto Rico mainly driven by an increase in sales through our delivery channel in connection with lockdown orders. Additionally, higher depreciation and amortization related to the conversion of 33 franchised restaurants into Company-operated restaurants in Puerto Rico increased these expenses.

In NOLAD, occupancy and other operating expenses decreased by $9.6 million, or 14.9%, to $54.8 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 5.9 percentage points to 38.6% due to lower absorption of fixed costs, such as utilities due to the COVID-19 pandemic, which had a negative impact on sales, coupled with higher depreciation and amortization expenses in the division. Also, delivery expenses increased driven by an increase in sales through our delivery channel in connection with lockdown orders.

In SLAD, occupancy and other operating expenses decreased by $31.1 million, or 30.1%, to $72.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 10.3 percentage points to 38.2%, due to a decrease in sales as a result of the COVID-19 pandemic, which had a negative impact on fixed costs absorption such as utilities and occupancy. Additionally, delivery expenses increased as this segment participation grew during quarantines. Also, there was higher depreciation and amortization.

Royalty Fees

Our total royalty fees decreased by $27.1 million, or 34.8%, to $50.7 million in the six months ended June 30, 2020, as compared to the same period in 2019, due to a decrease in sales as a result of the COVID-19 pandemic. As a percentage of sales, royalty fees increased by 0.2 percentage points to 5.8% mainly due to the absence of growth support funding from McDonald’s Corporation in 2020 compared to 2019.

In Brazil, royalty fees decreased by $11.6 million, or 34.2%, to $22.3 million in the six months ended June 30, 2020. As a percentage of sales, royalty fees increased 0.3 percentage points to 5.8% due to the absence of growth support funding from McDonald's Corporation in 2020 compared to 2019.

In the Caribbean division, royalty fees decreased by $2.4 million, or 20.9%, to $8.9 million in the six months ended June 30, 2020, as compared to the same period in 2019. As a percentage of sales, royalty fees increased by 0.1 percentage points to 5.9% due to an increase in sales subject to royalty fees.

In NOLAD, royalty fees decreased by $3.2 million, or 27.5%, to $8.4 million in the six months ended June 30, 2020, as compared to the same period in 2019. As a percentage of sales, royalty fees remained flat.

In SLAD, royalty fees decreased by $10.0 million, or 47.4%, to $11.1 million in the six months ended June 30, 2020, as compared to the same period in 2019. As a percentage of sales, royalty fees increased by 0.2 percentage points to 5.9%, as a result of absence of growth support funding from McDonald’s compared to the same period of 2019.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants decreased by $15.8 million, or 44.1%, to $20.0 million in the six months ended June 30, 2020, as compared to the same period in 2019, mainly due to the depreciation of currencies, especially in Venezuela, Brazil and Argentina against the U.S. dollar, together with lower allowances for doubtful accounts in Puerto Rico, due to a settlement agreement with franchisees in Puerto Rico. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Puerto Rican Franchisees” of our annual report on Form 20-F for the year ended December 31, 2019.

In Brazil, occupancy expenses from franchised restaurants decreased by $4.9 million, or 20.4%, to $19.0 million in the six months ended June 30, 2020, as compared to the same period in 2019, primarily due to the depreciation of the Brazilian real against the U.S. dollar.

In the Caribbean division, occupancy expenses from franchised restaurants decreased by $ 9.3 million, or 180.7%, from an occupancy expense of $5.1 million to occupancy income of $4.2 million. This was mainly explained by the reduction of the allowance for doubtful accounts, in Puerto Rico due to a settlement agreement with the remaining Puerto Rican franchisees in the market and the subsequent conversion of all restaurants in this market to Company-operated restaurants. Additionally, the depreciation of the Venezuelan bolivar against the U.S. dollar decreased occupancy expenses from franchised restaurants.

In NOLAD, occupancy expenses from franchised restaurants decreased by $1.0 million, or 22.5%, to $3.5 million in the six months ended June 30, 2020, as compared to the same period in 2019, mainly due to lower rent expenses for leased properties, as a consequence of negotiations with lessors mainly in Mexico to provide financial support by deferring or reducing rental payments during the COVID-19 pandemic. In addition, depreciation of currencies against the U.S. dollar decreased expenses from franchised restaurants.

In SLAD, occupancy expenses from franchised restaurants decreased by $0.8 million, or 35.2%, to $1.5 million in the six months ended June 30, 2020, as compared to the same period in 2019, mainly due to the depreciation of the Argentinean peso against the U.S. dollar, coupled with lower rent expenses for leased properties as a consequence of the decrease in comparable sales from franchised restaurants, related to lockdowns and circulation restrictions.

Set forth below are the margins for our franchised restaurants in the six months ended June 30, 2020, as compared to the six months ended June 30, 2019. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Six Months Ended June 30,
	2020	2019
Brazil	41.1%	51.3%
Caribbean Division	471.5%	(16.8)%
NOLAD	40.5%	53.3%
SLAD	55.1%	69.2%
Total	53.4%	49.7%

General and Administrative Expenses

General and administrative expenses decreased by $19.8 million, or 18.7%, to $86.0 million in the six months ended June 30, 2020. This is explained primarily by the depreciation of currencies, especially the Argentine peso and the Brazilian real, that contributed $19.0 million to the reduction in general and administrative expenses, together with a net reduction of expenses in Venezuela of $0.7 million. In addition, Brazil, NOLAD and other markets in the Caribbean decreased their general and administrative expenses by $3.0 million, primarily in payroll, outside services and travel. These reductions were partially offset by an increase in general and administrative expenses in Corporate and SLAD of $2.9 million, mainly related to the hyperinflation in Argentina.

In Brazil, general and administrative expenses decreased by $7.5 million, or 22.3%, to $26.2 million in the six months ended June 30, 2020, as compared to the same period in 2019. The decrease resulted from the depreciation of the Brazilian real against the U.S. dollar amounting to $6.6 million and by decreases of $1.5 million in bonuses, other variable compensation and payroll, and $1.2 million in outside services, travel and other expenses. These reductions were partially offset by higher occupancy expenses of $1.8 million, related to software amortizations.

In the Caribbean division, general and administrative expenses decreased by $2.1 million, or 16.2%, to $11.0 million in the six months ended June 30, 2020, as compared to the same period in 2019. The sharp currency depreciation in Venezuela caused a net decrease of general and administrative expenses of $0.7 million. Moreover, in the other markets in this division, general and administrative expenses decreased by $1.4 million as compared to the six months ended June 30, 2019 mainly due lower payroll and other variable compensation for an amount of $0.5 million, coupled with lower other, occupancy and travel amounting $0.5 million and the depreciation of local currencies of $0.4 million.

In NOLAD, general and administrative expenses decreased by $1.7 million, or 14.0%, to $10.7 million in the six months ended June 30, 2020, as compared to the same period in 2019. This decrease is a result of lower outside services, travel and occupancy expenses of $0.9 million coupled with the depreciation of the Costa Rica colon and the Mexican peso against the U.S. dollar amounting to $0.6 million and lower other variable compensation for an amount of $0.4 million. This was partially offset by higher payroll amounting $0.2 million.

In SLAD, general and administrative expenses decreased by $2.4 million, or 16.1%, to $12.6 million in the six months ended June 30, 2020, as compared to the same period in 2019. This decrease was mostly due to the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso, amounting to $3.7 million. In addition, there were lower occupancy expenses, travel and other expenses for an amount of $1.1 million, together with lower other variable compensation amounting $0.4 million. This was partially offset by higher payroll, mainly as a result of inflation in Argentina, coupled with higher outside services amounting to $2.3 million and $0.5 million, respectively.

General and administrative expenses for Corporate and others decreased by $6.0 million, or 19.0%, to $25.6 million in the six months ended June 30, 2020, as compared to the same period in 2019. This decrease was mostly due to the depreciation of currencies against the U.S. dollar, especially the Argentine peso, amounting to $7.6 million. Additionally, there were lower outside services and travel expenses for an amount of $1.9 million and $1.5 million respectively, coupled with lower other expenses amounting $0.4 million. These decreases were partly offset by higher payroll due to the hyperinflation in Argentina for an amount of $3.1 million, together with higher occupancy expenses and higher variable compensation, amounting $1.6 million and $0.7 million respectively.

Other Operating Expense, net

Other operating expenses, net increased by $ 3.8 million, to a loss of $ 4.6 million in the six months ended June 30, 2020 from a loss of $ 0.8 million in the same period in 2019. This increase was primarily attributable to impairment charges of $3.8 million that the Company recorded during the second quarter as a result of the COVID-19 pandemic.

Operating (Loss) Income

	For the Six Months Ended June 30,
	2020	2019	% (Decrease)/ Increase
	(in thousands of U.S. dollars)
Brazil	$(10,047)	$60,581	(116.6)%
Caribbean division	$(10,205)	$(1,337)	663.3%
NOLAD	$(10,509)	$5,096	(306.2)%
SLAD	$(28,309)	$20,899	(235.5)%
Corporate and other and purchase price allocation	$(25,343)	$(28,173)	(10.0)%
Total	$(84,413)	$57,066	(247.9)%

Operating (loss) income decreased by $141.5 million, or (247.9)%, to $(84.4) million in the six months ended June 30, 2020, as compared to the same period in 2019, as a result of the foregoing.

Net Interest Expense

Net interest expense increased by $3.6 million, or 13.8%, to $29.2 million in the six months ended June 30, 2020, as compared to the same period in 2019, primarily due to higher interest expense on new short-term debt drawn to maintain liquidity, which was affected by the COVID-19 pandemic.

Loss from Derivative Instruments

Loss from derivative instruments was $0.5 million for the six months ended June 30, 2020 without significant variations from the same period in 2019.

Gain from securities

Gain from securities was $12.9 million in the six months ended June 30, 2020.

Foreign Currency Exchange Results

Foreign currency exchange results decreased by $42.1 million to a loss of $36.4 million in the six months ended June 30, 2020 from a gain of $5.6 million in the same period in 2019. The variation was primarily due to the impact of the depreciation of the Brazilian real against the US dollar of approximately 35% on intercompany balances during the six months ended June 30, 2020.

Other Non-operating Expenses, Net

Other non-operating expenses, net were $0.02 million for the six months ended June 30, 2020 without significant variations from the same period in 2019.

Income Tax Expense

Income tax expense decreased by $9.6 million, from $13.9 million in 2019 to $4.3 million in 2020. The consolidated effective tax rate was (3.1)% in 2020, as compared to 37.9% in 2019. The decrease in the consolidated effective tax rate was mainly due to an increase of non-deductible expenses coupled with the effect of the corporate withholding tax with respect to income before tax, currently impacted by the COVID-19 pandemic. Also, there was an increase of deferred income tax in Brazil originating from a one-time change in intercompany legal structures as well as Argentina’s inflation adjustment for fiscal purposes.

Net Loss (Income) Attributable to Non-controlling Interests.

Net loss (income) attributable to non-controlling interests for the six months ended June 30, 2020 was a loss of $0.03 million compared to a gain of $0.1 million during the same period in 2019. This decrease was due to the impact of COVID-19 on minority interest operations.

As a result of the foregoing, net (loss) income attributable to Arcos Dorados Holdings Inc. decreased by $164.5 million from $22.6 million in the six months ended June 30, 2019 to $(141.9) million in the same period in 2020.

B.       Liquidity and Capital Resources

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest we pay on this indebtedness;

•	our dividend policy;

•	changes in exchange rates which will impact our generation of cash flows from operations when measured in U.S. dollars;

•	our capital expenditure requirements; and

•	disruptions in our business while the duration and scope of the COVID-19 outbreak remains uncertain.

In order to mitigate the impact of the COVID-19 outbreak, we rely on short term funding from several uncommitted lines of credit, which we began to draw on in March 2020 to maintain our liquidity. Although we stabilized our cash flow around mid-April, we may need to draw on our available lines in the future if our liquidity continues to be impacted by the COVID-19 pandemic and we are unable to find alternative sources of funding. See Note 4 to our condensed consolidated interim financial statements for further information. Any unavailability of such credit lines may also negatively impact our liquidity in 2020 and capital resources.

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. In the event we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing reinvestment plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan. As a result of the business disruptions caused by the COVID-19 outbreak, we have agreed with McDonald’s to withdraw our previously-approved 2020-2022 restaurant opening plan and reinvestment plan and we do not expect to finalize a revised 2020-2022 plan at least until the COVID-19 outbreak is under control. If we are unable to meet our commitments under a future plan and we are unable to reach an agreement on revised terms of the restaurant opening plan and reinvestment plan or are otherwise unable to obtain a waiver from McDonald’s, we will be in default under the terms of the MFAs.

Our management believes in our ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment and also believes that our liquidity and capital resources, including working capital, are adequate for our present requirements and business operations and will be adequate to satisfy our currently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs. See “Risk Factors — Certain Factors Relating to Our Business.”

Overview

Net cash used in operating activities was $78.8 million in the six months ended June 30, 2020, compared to net cash provided by operations of $60.7 million in the same period in 2019. Net cash used in our investing activities was $ 52.4 million in the six months ended June 30, 2020, compared to $92.7 million in the same period in 2019. Net cash provided by operations of financing activities was $ 142.4 million in the six months ended June 30 2020, compared to net cash used in financing activities of $27.8 million in the same period in 2019. Cash provided by financing activities was primarily generated by short-term debt drawn by the Company to maintain liquidity, which was affected by the COVID-19 pandemic.

At June 30, 2020, our total financial debt was $667.4 million, consisting of (i) $623 million in long-term debt (of which $ 346.7 million related to the 2023 notes, including the original issue discount, $ 265.0 million related to 2027 notes, $ 8.8 million in other long-term borrowings, and $ 5.6 million in capital lease obligations, partially offset by $3.1 million related to deferred financing costs), the amount of which was offset by $ 113.8 million related to the fair market value of our outstanding derivative instruments and (ii) $158.2 million in short-term debt.

At December 31, 2019, our total financial debt was $595.8 million, consisting of (i) $626.8 million in long-term debt (of which $346.5 million related to the 2023 notes, including the original issue discount, $265.0 million related to 2027 notes, $13.3 million in other long-term borrowings, and $5.4 million in finance lease obligations, partially offset by $3.4 million related to deferred financing costs) the amount of which was offset by $44.3 million related to the fair market value of our outstanding derivative instruments and (ii) $13.3 million in short-term debt.

Cash and cash equivalents were $ 122.1 million at June 30, 2020 and $137.2 million at June 30, 2019.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2020	2019
	(in thousands of U.S. dollars)
Net cash (used in) provided by operating activities	$(78,809)	$60,715
Net cash used in investing activities	(52,450)	(92,718)
Net cash provided by (used in) financing activities	142,396	(27,827)
Effect of exchange rate changes on cash and cash equivalents	(10,914)	(214)
Increase (decrease) in cash and cash equivalents	223	(60,044)

Operating Activities

	For the Six Months Ended June 30,
	2020	2019
	(in thousands of U.S. dollars)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(141,876)	$22,585
Non-cash charges and credits	97,128	57,215
Changes in assets and liabilities	(34,061)	(19,085)
Net cash (used in) provided by operating activities	(78,809)	60,715

For the six months ended June 30, 2020, net cash used in operating activities was $78.8 million, compared to net cash provided by operations of $60.7 million in the same period in 2019. The $139.5 million decrease was mainly explained by the negative impact of COVID-19 disruptions on our operations.

Investing Activities

Investments in new restaurants and the modernization of existing restaurants are primarily concentrated in markets with opportunities for long-term growth and returns on investment above a pre-defined threshold that is significantly above our cost of capital. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market and are affected by foreign currency fluctuations. These costs, which include land, buildings and equipment, are managed through the use of optimally sized restaurants, construction and design efficiencies and the leveraging of best practices.

The following table presents our cash (used in) provided by investing activities by type:

	For the Six Months Ended June 30,
	2020	2019
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(52,574)	$(93,591)
Purchases of restaurant businesses paid at acquisition date	(247)	(1,345)
Proceeds from sales of property and equipment and related advances	370	734
Proceeds from sales of restaurant businesses and related advances	—	1,246
Others investing activity	1	238
Net cash used in investing activities	(52,450)	(92,718)

The following table presents our property and equipment expenditures by type:

	For the Six Months Ended June 30,
	2020	2019
	(in thousands of U.S. dollars)
New restaurants	$(11,672)	$(26,563)
Existing restaurants	(32,195)	(57,666)
Other (1)	(8,707)	(9,362)
Total property and equipment expenditures	(52,574)	(93,591)

(1)	Primarily corporate equipment and other office expenditures.

For the six months ended June 30, 2020, net cash used in investing activities was $52.5 million, compared to $92.7 million in the same period in 2019. This $40.3 million decrease was primarily attributable to our decision to reduce property and equipment expenditures after mid-March when COVID-19 outbreak spread in Latin America and the Caribbean.

Financing Activities

	For the Six Months Ended June 30,
	2020	2019
	(in thousands of U.S. dollars)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(10,204)	(10,180)
Net short-term borrowings	154,690	—
Treasury stock purchases	—	(13,965)
Other financing activities	(2,090)	(3,682)
Net cash provided by (used in) financing activities	142,396	(27,827)

For the six months ended June 30, 2020, net cash provided by operations of financing activities was $142.4 million, compared to net cash used in financing activities of $27.8 million in 2019. This $170.2 million increase was primarily attributable to short-term debt drawn by us to maintain liquidity as a result of the COVID-19 pandemic.

Revolving Credit Facilities

We and Arcos Dorados B.V. entered into revolving credit facilities in order to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes. Interest on each loan under these facilities is payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date on which the applicable loan was made.

On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. We have renewed this loan annually since 2015. The latest renewal was on August 2, 2019 for $25 million, with an annual interest rate equal to LIBOR plus 2.40%. On August 2, 2020, all amounts owing under this committed revolving credit facility were repaid at maturity and the agreement was not renewed.

On November 10, 2016, Arcos Dorados B.V. entered into a revolving credit facility with JPMorgan Chase Bank, N.A. for up to $25 million maturing on November 10, 2017. We renewed this revolving credit facility annually until its maturity in November 2019. On December 11, 2019, the Company entered into a substantially similar agreement with JPMorgan Chase Bank, N.A. for up to $25 million maturing on December 11, 2020. Each loan made to the Company or Arcos Dorados B.V, as applicable, under this agreement bears interest at an annual rate equal to LIBOR plus 2.25%.

The obligations of the Company and Arcos Dorados B.V. under the outstanding revolving credit are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, both agreements include customary covenants including, among others, restrictions on the ability of Arcos Dorados B.V., the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.0 to 1. The revolving credit for customary events of default, which, if any of them occurs, would permit or require to terminate its obligation to provide loans under the relevant revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of June 30, 2020, the Company and Arcos Dorados B.V. had drawn $10 million each, in connection with these revolving credit facilities. For the six-month period ended June 30, 2020, the net indebtedness to EBITDA ratio of Arcos Dorados B.V. was 2.08 and thus it was in compliance with the terms of both agreements. However, the Company ratio was 3.46 and exceeded the covenant with JPMorgan. Therefore, on July 13, 2020 the Company received a waiver for this revolving credit facility in respect of prior non-compliance with such ratio requirement, as long as the ratio remains lower than 4.25 as of June 30, 2020, and 8.15 as of September 30, 2020. As consideration for this waiver, we agreed to maintain unrestricted cash, cash equivalents and/or marketable securities in a minimum aggregate amount equal to $50 million during the waiver period. As a result of the COVID-19 pandemic, we likely will be unable to meet such ratios in subsequent quarters if current conditions persist or worsen. See “Risk Factors—Certain Factors Relating to Our Business—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so”.

2023 Notes

In September 2013, we issued senior notes for an aggregate principal amount of $473.8 million under an indenture dated September 27, 2013, which we refer to as the 2023 notes. The total aggregate principal amount of the 2023 notes consists of $375 million issued for cash and $98.8 million issued in exchange for the 7.5% senior notes due 2019 issued by Arcos Dorados B.V. in October 2009 (the “2019 notes”) that were properly tendered (and not validly withdrawn) pursuant to a tender offer, exchange offer and consent solicitation we launched in September 2013 (the “2013 Tender and Exchange Offer”). The 2023 notes mature on September 27, 2023 and bear interest of 6.625% per year. Interest is paid semiannually on March 27 and September 27. The proceeds from the issuance of the 2023 notes were used to pay the principal and premium on the 2019 notes in connection with the 2013 Tender and Exchange Offer, to repay certain of the short-term indebtedness we had with Banco Itaú BBA S.A., to unwind a cross-currency interest rate swap with Bank of America, N.A. and for general corporate purposes.

The 2023 notes are redeemable at our option at any time at the applicable redemption price set forth in the indenture.

The 2023 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2023 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

The indenture governing the 2023 notes limits our and our subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2023 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 notes to be due and payable immediately.

On June 1, 2016, we launched a cash tender offer to purchase up to $80 million of the outstanding 2023 Notes (the “2016 Tender Offer”) at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, 2016 received a redemption price equal to 101%. As a result of the 2016 Tender Offer, we redeemed 16.89% of the outstanding principal amount of the 2023 notes. The total payment was $80.8 million (including $0.8 million of early tender payment) plus accrued and unpaid interest. The results related to the 2016 Tender Offer and the accelerated amortization of the related deferred financing cost were recognized as interest expense in the income statement.

On March 16, 2017, we announced the commencement of a second tender offer to purchase for cash up to $80 million aggregate principal amount of the properly tendered (and not validly withdrawn) outstanding 2023 notes (the “2017 Tender Offer”). As a result of the early settlement of the 2017 Tender Offer, we repurchased $45.3 million of the 2023 notes on April 5, 2017. The 2017 Tender Offer expired on April 12, 2017. As a result of the final settlement of the 2017 Tender Offer, we repurchased an additional $0.4 million of the 2023 notes on April 19, 2017. As of June 30, 2020, $348.1 million aggregate principal amount of the 2023 notes was outstanding.

The 2023 notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

We may issue additional 2023 notes from time to time pursuant to the indenture governing the 2023 notes.

2027 Notes

In April 2017, we issued senior notes for an aggregate principal amount of $265.0 million under an indenture dated April 4, 2017, which we refer to as the 2027 notes. The 2027 notes mature on April 4, 2027 and bear interest of 5.875% per year. Interest is paid semiannually on April 4 and October 4, commencing on October 4, 2017. The proceeds from the issuance of the 2027 notes were used to repay the 2016 Secured Loan Agreement and unwind the related derivative instruments, to pay the principal and premium on the 2023 notes in connection with the 2017 Tender Offer and for general corporate purposes.

The 2027 notes are redeemable at our option under certain circumstances as set forth in the indenture at the applicable redemption prices set forth therein.

The 2027 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2027 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

The indenture governing the 2027 notes limits our and our subsidiaries’ ability to, among other things, (i) incur additional indebtedness; (ii) make certain restricted payments; (iii) create certain liens; (iv) enter into sale and lease-back transactions; and (v) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2027 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2027 notes to be due and payable immediately.

We may issue additional 2027 notes from time to time pursuant to the indenture governing the 2027 notes.

C.     Research and Development, Patents and Licenses, etc.

We have not had significant research and development activities in the first half of 2020 because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Nevertheless, we have developed certain menu items, such as Almuerzos Colombianos in Colombia or McPicanha in Brazil, to better tailor our product offerings to local tastes and to provide our customers with additional food options.

D.     Trend Information

Our business and results of operations have been impacted by negative macroeconomic and consumer trends in some of our main markets as a result of the COVID-19 pandemic and we expect these trends will continue for as long as the COVID-19 pandemic is ongoing. In the first half of 2020, economic growth and consumption rates decreased significantly and we were forced to close or reduce operations at a significant percentage of our restaurants. While we began steadily re-opening restaurants, especially beginning around the middle of April 2020, and our sales trends have improved sequentially and consistently since then, we expect to continue to see lower sales compared to prior year periods for the foreseeable future and, possibly until such time as the pandemic is brought fully under control and consumer behavior normalizes.

In response to the COVID-19 pandemic and related disruption in regional and global economic activity, as of June 30, 2020 we had drawn $158 million of short-term indebtedness from our lines of credit and our committed revolving credit facilities with JPMorgan and Bank of America, $10 million of which was subsequently repaid when our revolving credit facility with Bank of America matured and was not renewed. As a result of the availability of our lines of credit and our revolving credit facility with JPMorgan and some normalization in sales in recent months, we do not at this time expect an impact on our liquidity from the COVID-19 pandemic. However, due to the negative impact of the COVID-19 pandemic on our results of operations since mid-March 2020, we did not meet our financial ratios under our revolving credit facility with JPMorgan during the second quarter of 2020. We obtained a waiver for compliance with these ratios for the second and third quarters of 2020. If we are unable to comply with these ratios thereafter, then we will be in default under our lines of credit and revolving credit facility. In the case of our revolving credit facility, any amounts drawn may be declared immediately due and payable by JPMorgan, who may also terminate its obligation to provide loans under the agreement. The JPMorgan revolving credit facility expires in December 2020, and we can make no assurances that we will be able to renew this facility under favorable terms, if at all. In the case of the non-committed lines of credit, if we have previously drawn any amounts, then such amounts may be immediately due and payable to the relevant lender, subject to the terms of each non-committed line of credit. Any default under our lines of credit or revolving credit facilities and any inability to draw upon our non-committed lines of credit and revolving credit facilities in the future could have an adverse effect on our liquidity, working capital, financial condition and results of operations. See “D. Risk Factors—Certain Factors Relating to Our Business—The spread of COVID-19 has materially and adversely affected our business, results of operations and cash flows, and may continue to do so.”

Our business and results of operations have recently experienced the following trends, which we expect will continue in the near term:

•	Social upward mobility in Latin America and the Caribbean: Historically, our sales have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile and improving socio-economic conditions when compared to more developed markets. This has led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, leading to greater demand for our products. While consumer behavior will continue to be cyclical and dependent on macroeconomic activity, we expect to continue to benefit from this trend in the long term.

•	Nutrition & Healthier products: Growing interest for products that are perceived to be healthy. Consumers are looking for more information regarding nutritional facts and demanding healthier products.

•	Product offerings: Our beverages, core meals, desserts, breakfast, reduced calorie and sodium products, and value menu item offerings have been popular among customers and, combined with our revenue management, have helped us remain relevant with our customers.

•	Increased competition in some markets: The popularity of the QSR concept in Latin America has attracted new competitors. While we have been able to protect or expand our market share in many of these markets, we have seen a reduction in pricing flexibility and have increased the focus of our marketing efforts on value offerings.

•	Inflationary environment: Over the last few years, we have been able through our revenue management strategy to partially mitigate cost increase tied to inflation. However, inflation has been, and will continue to be, an important factor affecting our results of operations, specifically impacting our labor costs, food and paper costs, occupancy and other operating expenses and general administrative expenses.

•	Increased volatility of foreign exchange rates and impact of currency controls: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories, particularly the significant devaluation of local currencies against the U.S. dollar. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive loss” component of shareholders’ equity and, consequently, our results of operations and financial condition

•	Social unrest: Towards the end of 2019, there was a significant uptick in social unrest in several countries in which we operate. There were large social protests against inequality in many of these countries, and certain of our properties were damaged. Although social unrest had generally subsided by the end of 2019 and most of our losses were covered by our insurance, any continuation of or increase in social unrest in 2020 could lead to further damage to our properties, a decline in sales or otherwise negatively impact our results.

•	Environmental Consciousness: Over the last few years, our customers have demonstrated a growing interest in sustainable practices, including as it relates to sourcing our ingredients and paper and packaging costs. We have a long history of improving our products and packaging in response to customer demands. Since 2016, our “Recipe for the Future” program has been aligned with McDonald’s “Scale for Good” initiatives and we follow the United Nations Sustainable Development Goals to coordinate our Environmental, Social and Governance efforts. We expect to make further changes in our supply chain and food and paper costs in the future in order to continue enhancing these efforts.

E.     Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2019.

	Payment Due by Period
Contractual Obligations	Total	2020	2021	2022	2023	2024	Thereafter
	(in thousands of U.S. dollars)
Finance lease obligations(1)	$9,383	$864	$787	$919	$427	$427	$5,959
Operating lease obligations	$1,660,260	$149,369	$140,667	$133,459	$128,213	$124,138	$984,414
Contractual purchase obligations(2)	$108,821	$61,057	$19,728	$14,958	$8,406	$2,336	$2,336
2023 and 2027 notes(1) (3)	$822,076	$38,629	$38,629	$38,629	$386,698	$15,569	$303,922
Other long-term borrowings(1)	$16,384	$3,930	$3,653	$3,390	$3,126	$2,285	$ -
Derivative instruments	$(44,321)	$9,908	$8,834	$7,663	$(46,442)	$1,278	$(25,562)
Total	$2,572,603	$263,757	$212,298	$199,018	$480,428	$146,033	$1,271,069

(1)	Includes interest payments.

(2)	Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $21.0 million of contractual obligations for 2020 only.

(3)	Does not include the impact of the deferred financing costs and the net discount related to the issue of the 2023 notes.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: September 8, 2020